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Mail Processing Section
MAR 03 2021
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67053

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 S Norfolk St. Ste. 320
(No. and Street)

San Mateo	CA	94403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors LLC, as of February 26, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

This is for the year ending December 31st 2020.

State of Nevada
County of Clark

Stanley Christensen
Signature

Managing Partner
Title

Judee Wheeler
Notary Public
Notarized online using audio-video communication

Judee Wheeler
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 20-8410-01
Expires November 6, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arbor Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

Arbor Advisors, LLC

Independent Auditor's Opinion

For the Year-Ended December 31, 2020

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Arbor Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arbor Advisors, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arbor Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arbor Advisors, LLC's management. Our responsibility is to express an opinion on Arbor Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arbor Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Arbor Advisors, LLC's financial statements. The supplemental information is the responsibility of Arbor Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arbor Advisors, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 24, 2021

Arbor Advisors, LLC

Financial Statements

For the Year-Ended December 31, 2020

Arbor Advisors, LLC
Statement of Financial Condition
For the Year-Ended December 31, 2020

Assets

Cash	$	4,772,776
Accounts receivable		50,400
Prepaid expenses		12,472
Total assets	$	4,835,648

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	77,222
SBA PPP loan		213,400
Accrued vacation		19,365
Total liabilities		309,987
Member's Equity		4,525,661
Total Liabilities and Member's Equity	$	4,835,648

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Statement of Operations
For the Year-Ended December 31, 2020

Revenues		
Advisory fees	$	11,319,990
Interest income		219
Total revenues		11,320,209
Expenses		
Accounting		28,400
Computer and IT services		21,048
Depreciation		10,726
Dues and subscriptions		111,489
Insurance		88,455
Loss on assets		11,904
Payroll and other related costs		1,555,988
Professional services		103,275
Regulatory fees		24,450
Rent and utilities		316,062
Telephone		8,652
Travel and entertainment		20,972
Other operating expenses		21,655
Total expenses		2,323,076
Net Income	$	8,997,133

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	8,997,133
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	10,726
Change in operating assets and liabilities:		
Accounts receivable	$	(25,400)
Prepaid expenses		40,011
Right of use lease asset		393,956
Accounts payable and accrued expenses		74,772
Lease liability		(394,223)
PPP Loan		213,400
Net cash provided by operating activities		9,310,375
Cash flows from investing activities		
Disposal of furniture and equipment		13,903
Net cash used in investing activities		13,903
Cash flows from financing activities		
Member's distributions		(6,007,966)
Net cash used in financing activities		(6,007,966)
Net increase in cash		3,316,312
Cash at beginning of year		1,456,464
Cash at end of year	$	4,772,776
Supplemental disclosure of non-cash transactions:		
Interest paid		-
Taxes paid		-

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2020

Beginning Balance January 1, 2020	$	1,536,494
Net Income		8,997,133
Distributions		(6,007,966)
Balance at December 31, 2020	$	4,525,661

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Notes to Financial Statements
For the Year-Ended December 31, 2020

Note 1 – Organization and Nature of Business

Arbor Advisors, LLC (the "Company") was formed in the State of California on November 9, 2001 as a limited liability company. The Company is managed by its sole member and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement, as amended. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a deliverable or when a transaction is otherwise concluded. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all related services have been provided and the placement of securities is completed. Stocks received as compensation are recorded at fair value at the successful completion of the project. The Company has three open contracts at year-end. All retainers have been earned.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2017 and onwards.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from three to seven years. The Company disposed of all assets. The loss on the disposition of assets was $11,904.

Note 3 – Leases

In February 2016, FASB, issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the changes is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective January 1, 2019. The Company had no lease obligations at December 31, 2020.

The Company entered into a lease agreement on January 29, 2019 for its office space in San Mateo, California under a non-cancelable operating lease expiring March 31, 2022. Due to the COVID the office lease was terminated at an agreement amount of $140,000. The Company no longer has a lease agreement.

Rent expense for the year ended December 31, 2020 is $314,029. Rent expense also includes reimbursed home office location expenses as described in Note 5.

Note 4 – Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Note 5 – Related Party Transaction

Pursuant to the terms of an agreement between the Company and its sole managing member, the Company reimburses its member for expenses incurred on behalf of the Company. During the year ended December 31, 2020, the Company reimbursed the following expenses: home office location rent and utilities of $18,015.

Note 6 – Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $4,676,189 which was $4,645,190 in excess of its required net capital of $20,666. The Company's ratio of aggregate indebtedness to net capital was 6.63 to 1.00 at December 31, 2020.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company claims exemptions from SEC Rule 15c3-3 pursuant to section (k)(2)(i). Such exemption is provided for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

Arbor Advisors, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2020

Arbor Advisors, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2020

Computation of net capital		
Member's equity	$ 4,525,661	
Total Member's equity		$ 4,525,661
Add: Additions to capital		
Allowable credit	213,400	
PPP Loan		213,400
Total equity & allowable subordinated liability		4,739,061
Less: Non-allowable assets		
Accounts receivable	50,400	
Prepaid expense and deposit	12,472	
Total non-allowable assets		62,872
Net capital before haircuts		4,676,189
Net Capital		4,676,189
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	20,666	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		20,666
Excess net capital		$ 4,655,523
Computation of Aggregate Indebtedness		
Total allowable liabilities		309,987
Ratio of aggregate indebtedness to net capital	6.63 : 1	
Net capital less 10% of aggregate indebtedness		4,645,190
Reconciliation of the Computation of Net Capital Under Rule 15c3-1		
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2020		$ 4,676,189
Net Capital per Audit		4,676,189

Arbor Advisors, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2020

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Computation of Determination of Reserve

A computation of reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Arbor Advisors, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2020

Independent Public Accountants Review Report on Arbor Advisors, LLC's Exemption

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Arbor Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arbor Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arbor Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Arbor Advisors, LLC stated that Arbor Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arbor Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arbor Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2021

Arbor Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ARBOR ADVISORS

Michael Coglianese, CPA
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Arbor Advisors LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2020 through December 31, 2020, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Stan Christensen

Managing Partner, CCO and Member

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Arbor Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Arbor Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Arbor Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting a difference of $1,675,000;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $2,528 overpayment;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference of $2,528.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Arbor Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Arbor Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2021

SIPC RECONCILIATION

SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due	$	16,965			
Overpayment Applied	$	-			
Balance Due after Applied Overpayment	$	16,965			
Paid with SIPC 6	$	8,093	July 12, 2020	6455	SIPC
Paid with SIPC 7	$	11,400	January 21, 2021	6478	SIPC
Total Paid	$	19,493			
Reconciled Difference (Overpayment) Underpayment	$	(2,528)			